Exhibit 99.1

Sandstorm Gold Announces First Quarter Results

Vancouver, British Columbia — May 5, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2016 (all figures in U.S. dollars).

— FIRST quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 11,381 ounces (Q1 2015 – 12,460 ounces);
•	Revenue of $13.4 million (Q1 2015 - $15.3 million);
•	Average cash cost per attributable gold equivalent ounce of $267 resulting in cash operating margins[1] of $909 per ounce (Q1 2015 - $323 per ounce and $904 per ounce respectively);
•	Operating cash flow of $9.7 million (Q1 2015 – $8.1 million);
•	Net income of $13.2 million (Q1 2015 – $0.8 million); and
•	Acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited for consideration of $16.8 million. The transaction provides asset diversification, immediate cash flow and significant cash flow growth potential.

Sandstorm’s President & CEO Nolan Watson remarked, “We are off to a great start in 2016 with strong production and cash flow numbers. Over 70% of our attributable production in Q1 was from mines operated by major and mid-tier mining companies and we expect that percentage to increase over the next few years as our production and cash flow increases from the Yamana streams. With the recent commencement of production at the Karma mine, Sandstorm’s cash flow is being generated from 20 stream and royalty interests and there are a number of promising development stage assets that we expect will provide growth in the coming years.” Watson added, “We continue to use our free cash flow to pay down debt and have recently reduced the balance on the credit facility to $64.5 million since the end of the first quarter.”

— outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2016 is forecasted to be between 40,000 – 50,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 65,000 ounces per annum by 2020.

— Financial Results

Precious metals and diamonds accounted for 86% of the revenue generated during the first quarter with the remainder coming from base metals. Revenue was 12% lower when compared to the first quarter of 2015, due to a 4% decrease in the average realized selling price of gold and a 9% decrease in the number of attributable gold equivalent ounces sold.

Cash flow from operations ($9.7 million) and net income ($13.2 million) increased when compared to the same period in 2015. The increase in cash flow is primarily attributable to changes in non-cash working capital, partially offset by a decrease in both the average realized selling price of gold and gold equivalent ounces sold. The primary factors contributing to the increase in net income included a $13.4 million gain on the revaluation of the Company’s investments and a $3.6 million decrease in depletion, partially offset by declines due to foreign exchange fluctuations, a non-cash impairment charge relating to certain mineral royalties and an increase in interest expense as the Company drew on its revolving credit facility in October 2015.

— STREAMS & ROYALTIES: Q1 Updates

The Company’s revenue was generated by 19 producing mines during the first quarter of 2016. Of the gold equivalent ounces delivered to Sandstorm, 44% came from operations in Canada, 36% from the rest of North America and 20% from South America and other countries.

	Three months ended March 31, 2016
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 5.95	5,056
North America ex Canada	$ 4.76	4,056
South America & Other	$ 2.67	2,269
Total	$ 13.38	11,381

Canada

Gold equivalent ounces attributable to Canadian mines made up 44% of the Company’s total ounces in Q1 2016 and were 17% lower when compared to the first quarter of 2015. The decline was due to decreased production at the Bachelor Lake mine in Quebec, operated by Metanor Resources Inc. (“Metanor”), and the Black Fox mine in Ontario, operated by Primero Mining Inc. (“Primero”). Both Metanor and Primero have released positive exploration drill results during 2016 and Sandstorm has been encouraged by the recent progress at Metanor’s Moroy discovery and Primero’s Froome zone.

The Froome zone is part of the Black Fox complex and is located approximately 800 metres west of the Black Fox mine. It continues to be a priority for Primero with an additional 23,000 metres of drilling expected in 2016, the purpose of which is to define and delineate the Froome deposit. Recent drilling has continued to delineate long intervals with significant gold mineralization with highlights including 6.1 g/t gold over 43.7 metres true width (16PR-G103), 6.2 g/t gold over 37.9 metres true width (16PR-G109), and 5.0 g/t gold over 43.7 metres true width (16PR-G102). Primero is evaluating the deposit as a medium term alternative to complement Black Fox ore and Primero expects to be in a position to make a production decision on the Froome Zone in Q2 2016. For more information see the Primero news release dated May 4, 2016.

During the first quarter, there was an updated Reserve and Resource statement released for the Diavik Diamond mine in the Northwest Territories (“Diavik”) where Sandstorm has a 1% gross proceeds royalty. There were 6.41 million carats produced from Diavik in 2015, and the bulk of those depleted reserves were replaced due to new data from surveying along with the results of new samples taken in active mining areas which were incorporated into the latest reserve and resource as at December 31, 2015. Of note is the A-154 North kimberlite which saw its probable reserves more than double to approximately 4.7 million tonnes (2.4 ct/t containing 11.1 million carats). Dominion Diamond Corporation also reported the addition of a new kimberlite at depth. The 29% increase in the A-154 North reserves is significant because the diamonds produced from that pipe have earned the highest average price per carat from diamonds produced at Diavik. For the month of March 2016, the average price per carat from A-154 North was $175. For more information see the news release issued by Dominion Diamond Corporation on March 8, 2016.

North America ex Canada

Gold equivalent ounces from the rest of North America (excluding Canada) increased by 43% compared to 2015 and accounted for 36% of the ounces sold during the quarter. One of the factors driving the increase was a 30% rise in gold ounces sold from the Santa Elena Mine in Mexico. The increase was largely attributable to higher grade ore coming from the main vein, Alejandra vein and the leach pad.

South America & Other

Attributable gold equivalent ounces from South America and the rest of the world decreased by 30% compared to Q1 2015 and made up approximately 20% of Sandstorm’s total gold equivalent production during the quarter. The Company’s first silver and copper deliveries were received from the Chapada and Minera Florida operations under the terms of the copper and silver stream agreements with Yamana Gold Inc.

— Corporate Development

The Company has added 55 new royalty interests since the beginning of 2016. The projects underlying the royalties vary from exploration to production stage and have provided immediate cash flow, diversification and significant exploration optionality to the Sandstorm portfolio. The key stream and royalty acquisitions that were completed during the first quarter and subsequent to quarter end are discussed below.

Teck Royalty Package: The Company agreed to acquire 52 royalties from Teck Resources Limited for $16.8 million. The royalty package is expected to generate cash flow in 2016 of over $1.0 million with estimated growth to over $10 million in cash flow per year over the long term.

Counterparty Acquisitions: A number of the projects underlying Sandstorm’s streams and royalties were acquired by larger, better capitalized companies in 2015. This trend has continued in 2016 with Tahoe Resources Inc. (“Tahoe”) acquiring Lake Shore Gold Corp. and Endeavour Mining Corporation (“Endeavour”) acquiring True Gold Mining Inc. Prior to the Tahoe deal, Lake Shore released an initial resource on the 144 Gap deposit in Ontario, over which Sandstorm has a 1% NSR royalty. Tahoe’s Board of Directors recently approved additional spending to accelerate exploration and delineation of the 144 Gap area with commercial production expected from the deposit in 2017. In the case of Endeavour, the acquisition of True Gold came with the producing Karma mine in Burkina Faso. Sandstorm has begun to receive gold payments from Karma which will contribute to the Company’s cash flow in Q2, 2016.

Altogether, Sandstorm currently owns 131 streams and royalties, of which 20 of the underlying mines are producing.

— Webcast and Conference Call Details

A conference call will be held on Friday, May 6, 2016 starting at 8:00am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966
Conference ID: 6305038
Webcast URL: http://ow.ly/4nnLZw

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the first quarter will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178